UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 1)*

DEERFIELD CAPITAL CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
244572301
(CUSIP Number)
Nils H. Okeson Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, Georgia 30338 (678) 514-5344
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 244572301	Page 2 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Triarc Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* CO, HC

CUSIP 244572301	Page 3 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,352,385 SHARED VOTING POWER 34,384 (1) SOLE DISPOSITIVE POWER 2,352,385 SHARED DISPOSITIVE POWER 34,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,386,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (2)
14	TYPE OF REPORTING PERSON* IN

___________________________

(1)	Includes 1,563 shares held by an adult child currently residing in the Reporting Person’s household, 7,490 shares held by Peltz Family L.P. and 25,331 shares held by the Peltz Family Foundation.

(2)	Based on the Issuer’s Current Report on Form 8-K filed March 13, 2008.

CUSIP 244572301	Page 4 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,214,627 SHARED VOTING POWER 21,560 (3) SOLE DISPOSITIVE POWER 1,214,627 SHARED DISPOSITIVE POWER 21,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (4)
14	TYPE OF REPORTING PERSON* IN

___________________________

(3)	Includes 21,560 shares held by the May Family Foundation.

(4)	Based on the Issuer’s Current Report on Form 8-K filed March 13, 2008.

CUSIP 244572301	Page 5 of 10 Pages

SCHEDULE 13D

Item 1.         Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on March 20, 2008 which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Deerfield Capital Corp., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6250 N. River Road, 9th Floor, Rosemont, IL 60018. This Amendment is being filed to report: (i) the distribution of all the Common Stock held by Triarc Companies, Inc. (“Triarc”) to its stockholders and (ii) the receipt of Common Stock by Messrs. Peltz and May as a result of such distribution by Triarc. All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

On March 12, 2008, Triarc announced that its Board of Directors has approved the distribution of all of the Common Stock it owns to holders of its outstanding Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share, through a special dividend as soon as practicable (the “Dividend”). On April 4, 2008, the Dividend was paid to holders of record of the Class A Common Stock and Class B Common Stock on March 29, 2008. Mr. Peltz and Mr. May were holders of record on March 29, 2008 and therefore received pro rata portions of the Dividend.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

As stated in Item 3, the Reporting Persons (excluding Triarc) received the shares of Common Stock through the Dividend. In addition, as a result of the Dividend, Triarc no longer owns any Common Stock.

With respect to the Common Stock, each of Messrs. Peltz and May expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, each of Messrs. Peltz and May reserves the right to change their plans and intentions at any time, as they deem appropriate. In particular, each of Messrs. Peltz and May may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares of Common Stock that they now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities.

CUSIP 244572301	Page 6 of 10 Pages

SCHEDULE 13D

As a result of these activities each of Messrs. Peltz and May may suggest or take a position (including by contacting management and other shareholders of the Issuer) with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Mr. May currently sits on the board of directors of the Issuer. Under the terms of the Agreement and Plan of Merger by and among the Issuer, DFR Merger Company, LLC, Deerfield and Triarc, as Sellers’ Representative, dated as of December 17, 2007 (the “Merger Agreement”), for so long as Triarc and its affiliates own shares of the Issuer, subject to certain thresholds, Triarc or its affiliates, as the case may be, shall have the power to nominate one director to serve on the Issuer’s board of directors. As such, as a result of the Dividend, Messrs. Peltz and May have the power to nominate one director to serve on the Issuer’s board of directors for so long as they own at least two-thirds of the Common Stock they receive as part of the Dividend.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)           As of April 4, 2008:

(i)	As a result of the Dividend, Triarc is no longer the holder of record of any shares of Common Stock;
(ii)	As a result of the Dividend, Mr. Peltz may be deemed to be the beneficial owner of 2,386,769 shares of Common Stock, which represent 3.6% of the issued and outstanding shares of Common Stock; and
(iii)	As a result of the Dividend, Mr. May may be deemed to be the beneficial owner of 1,236,187 shares of Common Stock, which represent 1.9% of the issued and outstanding shares of Common Stock.

Mr. Peltz disclaims beneficial ownership of the 1,563 shares of Common Stock held by an adult child currently residing in his household, the 7,490 shares of Common Stock held by the Peltz Family L.P. and the 25,331 shares of Common Stock held by the Peltz Family Foundation. Mr. May disclaims beneficial ownership of the 21,560 shares of Common Stock held by the May Family Foundation. This report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities.

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s Current Report on Form 8-K filed March 13, 2008.

CUSIP 244572301	Page 7 of 10 Pages

SCHEDULE 13D

(b)

Triarc

As of April 4, 2008, Triarc does not have any voting or investment power, shared or otherwise, with respect to any shares of Common Stock.

Peltz

As of April 4, 2008, Mr. Peltz has or may be deemed to have sole voting and investment power with respect to 2,352,385 shares of Common Stock, and has or may be deemed to have shared voting and investment power with respect to 34,384 shares of Common Stock.

May

As of April 4, 2008, Mr. May has or may be deemed to have sole voting and investment power with respect to 1,214,627 shares of Common Stock, and has or may be deemed to have shared voting and investment power with respect to 21,560 shares of Common Stock.

(c)

Triarc

During the last 60 days, Triarc received 9,835,010 shares of Common Stock from its subsidiary Triarc Deerfield Holdings, LLC (“TDH”), which is in the process of being liquidated. Triarc distributed all of its shares of Common Stock to its stockholders though the Dividend.

Peltz

During the last 60 days, Mr. Peltz may be deemed to have received, directly and indirectly, 1,718,539 shares of Common Stock from Triarc through the Dividend.

May

During the last 60 days, Mr. May may be deemed to have received, directly and indirectly, 892,854 shares of Common Stock from Triarc through the Dividend.

(d)	Not applicable.

(e)           On March 29, 2008, Triarc ceased to be the beneficial owner of any shares of Common Stock.

CUSIP 244572301	Page 8 of 10 Pages

SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by (i) deleting the second and third paragraphs of that section, (ii) amending and restating the fourth paragraph as set forth below and (iii) adding at the end of the second sentence of the fifth paragraph (describing the Registration Rights Agreement) disclosure that Mr. Peltz and Mr. May became parties to the Registration Rights Agreement.

Board Rights. In connection with the Merger, Mr. Peltz resigned from, and Mr. May was appointed to, the board of directors of the Issuer. Under the terms of the Merger Agreement, for so long as Triarc and its affiliates own shares of the Issuer, subject to certain thresholds, Triarc or its affiliates, as the case may be, shall have the power to nominate one director to serve on the Issuer’s board of directors. As such, as a result of the Dividend, Messrs. Peltz and May have the power to nominate one director to serve on the Issuer’s board of directors for so long as they own at least two-thirds of the Common Stock they received as part of the Dividend.

Item 7.	Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description
1	Joint Filing Agreement of Triarc, Mr. Peltz and Mr. May.
2	Joinder Agreement to the Registration Rights Agreement, signed by Nelson Peltz, dated as of March 19, 2008.
3	Joinder Agreement to the Registration Rights Agreement, signed by Peter W. May, dated as of March 19, 2008.

CUSIP 244572301	Page 9 of 10 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2008

TRIARC COMPANIES, INC.
By:	/s/ Nils H. Okeson
Name: Nils H. Okeson Title: Sr. Vice President and General Counsel

/s/ Nelson Peltz
NELSON PELTZ

/s/ Peter W. May
PETER W. MAY

CUSIP 244572301	Page 10 of 10 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.001 per share, of Deerfield Capital Corp., a Maryland corporation.

Dated:  April 10, 2008

TRIARC COMPANIES, INC.
By:	/s/ Nils H. Okeson
Name: Nils H. Okeson Title: Sr. Vice President and General Counsel

/s/ Nelson Peltz
NELSON PELTZ

/s/ Peter W. May
PETER W. MAY